February 4, 2025

David Wood
General Counsel
Hinge Health, Inc.
455 Market Street, Suite 700
San Francisco, California 94105

       Re: Hinge Health, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted January 17, 2025
           CIK No. 0001673743
Dear David Wood:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 13, 2024 letter.
 February 4, 2025
Page 2
Amendment No. 1 to Draft Registration Statement of Form S-1
Non-GAAP Financial Measures
Non-GAAP Loss from Operations and Operating Margin , page 111

1. We have reviewed your response and revised disclosures in response to prior comment 4. We continue to evaluate your response. Please address the following items:

             Please explain the transition period of your strategic decision to shift away from providing kits with tablets and wearable sensors. Clarify if individuals that had already received kits with tablets and wearable sensors can continue to use these products.
             Clarify the impact, if any, to deferred inventory costs.
             Explain if the inventory balance as of December 31, 2023 consists of primarily your Enso device.
Business, page 120

2. We note your response to prior comment 2 where you state that you are not wholly reliant on partners for contracting with clients. However, on page 149 you state that as of December 31, 2024, a majority of your clients were contracted through your partnerships. Disclose the percentage of your revenue generated by sales through your channel partners for each of the periods covered by your financial statements. Tell us if any partners accounted for a material portion of your revenue in any period.
       Please contact Ryan Rohn at 202-551-3739 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-6356 or Jan Woo at 202-551-3453 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Tad J. Freese